TSX:IRC                                                                                    NR 05-01

                                                                                     February 23, 2005

INTERNATIONAL ROYALTY CORPORATION COMPLETES IPO, ACQUIRES VOISEY’S BAY ROYALTY AND

RAISES CAD$180 MILLION

DENVER, COLORADO - February 23, 2005 - International Royalty Corporation

(TSX: IRC) (the “Company”) announces that it has completed its initial public offering (the “Offering”) raising gross proceeds of CAD$150,000,000, completed a CAD$30,000,000 offering of units consisting of common shares and debentures (the “Unit Offering”) and acquired various mining royalty interests.

Haywood Securities Inc. and GMP Securities Ltd. co-led a syndicate of agents that included Canaccord Capital Corporation, Raymond James Ltd., Salman Partners Inc. and Bolder Investment Partners, Ltd., (the “Agents”) in the issue and sale to the public of an aggregate of 34,883,721 common shares of the Company at a purchase price of $4.30 per common share.   The Agents have been granted an over-allotment option to purchase up to an additional 2,906,977 common shares of the Company at a price of $4.30 per common share.  The over-allotment option is exercisable at any time on or before March 24, 2005.  Haywood Securities Inc. and GMP Securities Ltd. also acted as agents for the Unit Offering, pursuant to which sixty units were sold. Each unit is comprised of 23,256 common shares and a secured debenture in the principal amount of $500,000.  The debentures have a six-year term and bear interest at the rate of 5.5% per annum.

The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  In conjunction with the completion of the Offering, the Company issued 8,934,729 common shares and paid $152,812,500 to acquire various royalty interests, including a 100% interest in Archean Resources Ltd., a private company which indirectly holds an effective 2.7% net smelter return (“NSR”) interest in the Voisey’s Bay nickel-copper-cobalt project located in Labrador, Canada.  Other royalty interests are being acquired from Hecla Mining Company, Hunter Exploration Group and David Fawcett.  In accordance with the terms of the final prospectus dated February 3, 2005, the Company also intends to acquire royalty interests owned by BHP Billiton World Exploration Inc. and its affiliates on or prior to March 24, 2005.  These royalties will augment the Company’s current portfolio of three royalties comprised of a 0.25% NSR on the Williams gold mine in Ontario, an effective 3.0% NSR on the Pinson gold deposit in Nevada and a 1.5% NSR on the Hasbrouck Mountain gold deposit, also in Nevada.  The Company intends to create a diversified global portfolio of royalties on exploration through production stage properties.

The Company is also pleased to announce the appointment of Mr. Colm St. Roch Seviour to its board of directors. Mr. Seviour is a senior mining law partner and a member of the Natural Resources and Environmental Law Practice Groups of the St. John's office of the Atlantic Canada law firm, Stewart McKelvey Stirling Scales.

The Company currently has 53,615,492 common shares outstanding (58,864,060 common shares are outstanding on a fully diluted basis, without giving effect to the over-allotment option).

The Company’s common shares will be listed for trading on the Toronto Stock Exchange commencing February 23, 2005.

The Company granted 2,550,000 stock options to its officers and directors at an exercise price of $4.30 per common share exercisable over a period of five years.

The securities being offered and sold have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

For further information please contact: Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017/ Email:  info@internationalroyalty.com

NOT FOR DISTRIBUTION TO THE US. NEWS WIRE SERVICES

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, intentions, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.  The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.